82-2749

02015630

02 MAR -5 AM 8:36

British Columbia Securities Commission
QUARTERLY REPORT
BC Form 51-901F

NAME OF ISSUER	*FOR QUARTER ENDED*	*DATE OF REPORT*
Global Tree Technologies Inc.	**November 30, 2001**	**January 29, 2002**

ISSUER ADDRESS:

SUPPL

Suite #910, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8

Phone number	*Fax Number:*	*E-mail address*	*Website:*
(604) 682-2928	**(604) 682-6038**	Info@globaltree.com	www.globaltree.com

CONTACT PERSON	CONTACT'S POSITION	*CONTACT TELEPHONE NO.*
Thomas J. Kennedy	**President and Director**	**(604) 682-2928**

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

DIRECTOR'S SIGNATURE	DATE SIGNED
"Thomas Kennedy"	January 29, 2002
DIRECTOR'S SIGNATURE	DATE SIGNED
"Elston Johnston"	January 29, 2002

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

P

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GLOBAL TREE TECHNOLOGIES INC.

Balance Sheet
(Unaudited – Prepared by Management)

	October 31, 2001 $	August 31, 2001 $
ASSETS		
Current assets:		
Cash	645	1,013
Accounts receivable	82,998	55,004
Prepaid expenses	12,284	12,284
	95,927	68,301
Capital assets	110,897	124,222
Note receivable	361,470	361,222
Mineral property	60,000	60,000
	628,294	613,993
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued liabilities	774,639	688,752
Due to related parties	447,217	475,263
Notes payable	171,579	171,579
Deferred compensation	100,580	68,480
	1,494,015	1,404,074
Shareholders' equity:		
Share capital	8,493,127	8,493,127
Deficit	(9,358,848)	(9,283,208)
	(865,721)	(790,081)
	628,294	613,993

Approved by the Directors:

Sign:

"Thomas Kennedy"

"Elston Johnson"

GLOBAL TREE TECHNOLOGIES INC.

Statement of Operations and Deficit
For the three months ended November 30,
(Unaudited – Prepared by Management)

	2001	2000
	$	$
Administrative expenses		
Accounting and audit	128	-
Audio and video	-	15,241
Auto expense	1,161	2.943
Bank charges and interest	205	6,087
Bandwidth and communications		68,754
Consulting fees	29,892	8,010
Commissions	-	8,850
Depreciation	8,335	11,827
Equipment rental	-	8,604
Insurance	-	4,431
Investor relations and Shareholder information	-	16,473
Legal fees	8,972	-
License and taxes	-	673
Management fees	19,260	66,058
News story and fee	-	14,982
Office, telephone and miscellaneous	1,372	28,028
Office rent	-	52,085
Printing	-	13,013
Professional fees	-	76,951
Salaries and benefits	7,279	132,926
Sub-contractors	-	129,585
Transfer agent fees	1,551	2,801
Travel and accommodation	-	85,751
	(78,155)	(754,073)
Other recoveries (expenses)		
Interest income	-	4,809
Gain on sale of office equipment	2,515	-
Net Income (Loss) for the period	(75,640)	(749,264)
Deficit, beginning of period	(9,283,208)	(4,803,097)
Deficit, end of period	(9,358,848)	(5,552,361)
Loss per share	$(0.00)	$(0.02)

GLOBAL TREE TECHNOLOGIES INC.

Statement of Cash Flows
For the three months ended November 30,
(Unaudited – Prepared by Management)

	2001	2000
	$	$
CASH PROVIDED BY (USED IN)		
Operating activities:		
Loss for the period	(75,640))	(749,264)
Items not involving cash:		
Depreciation	8,972	11,827
	(66,668)	(737,437)
Changes in non-cash working capital items:		
Amounts receivable and prepaid expenses	(27,994)	(61,538)
Accounts payable and accrued liabilities	85,887	88,508
Payable to related parties	(28,046)	-
Deferred compensation	32,100	-
	(4,721)	(710,467)
Investing activities:		
Capital assets	-	(481,903)
Letter patents	-	(4,845)
Mineral properties	-	(2,500)
		(489,248)
Financing activities		
Gain on Sale of office equipment	4,353	
Issuance of shares	-	1,531,900
Share subscriptions receivable	-	(136,250)
Leases payable	-	85,213
Shareholder's loans	-	168,487
	4,353	1,649,350
(Decrease) Increase in cash in the period	(368)	449,635
Cash, beginning of period	1,013	54,604
Cash, end of period	645	504,239

GLOBAL TREE TECHNOLOGIES INC.

Notes to Consolidated Financial Statements
November 30, 2001
(Unaudited – Prepared by Management)

1. Basis of Presentation

These unaudited interim financial statements have been prepared in accordance with the instructions to the preparation of such financial statements contained in the CICA Handbook Section 1751. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such instructions. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended August 31, 2001.

2. Comparative Figures

Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. Share Capital

a. Authorized: Unlimited number class "A": common shares without par value. Unlimited number class "B" convertivle preferred shares without par value.

b. Issued:

	Number of Shares	Amount
Balance, August 31, 2001	51,518,916	$8,493,127
Balance, November 30, 2001	51,518,916	$8,493,127

4. Related Party Transactions

Related party transactions not disclosed elsewhere in these statements are as follows:

a) During the period the company accrued the following amounts to related parties. The amounts are non-interest bearing and are only payable when the company is in a positive cash flow position;

i) $18,000 a Director of the Company for management fees; and
ii) $12,000 to a Director of the Company for consulting fees.

SECURITIES ISSUED DURING THE PERIOD ENDED NOVEMBER 30, 2001.

Date YY/MM/DD	Type of Issue	Description	Number of Shares Issued	Price per share	Proceeds $	Type of Consideration

Nil

OPTIONS GRANTED DURING THE PERIOD ENDED NOVEMBER 30, 2001.

Date Granted	Number	Type	Description/Name	Exercise Price	Expiry Date

Nil

OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT NOVEMBER 30, 2001

Security	Amount	Exercise or Convertible Price per share	Expiry Date YY/MM/DD
Warrants	510,000	$0.17	02/04/17
Warrants	8,666,666	$0.20	02/11/24
Options	842,000	$0.10	06/06/04

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 30, 2001

Thomas J. Kennedy, President and Director
Elston Johnston, Director
Dwayne Yaretz, Secretary
Bruce Hirsche, Director

Vernon Porter, Treasurer
Jim Renwick, Assistant Secretary
John Kowalchuk, Vice President

GLOBAL TREE TECHNOLOGIES INC.
SCHEDULE "C"
MANAGEMENT'S DISCUSSION & ANALYSIS
For the period ended November 30, 2001

Description of Business

Until late 2000 the Company's principle business was the exploration and development of mineral properties. In mid 2000, the Board of Directors decided to diversify the Company's investments by investing in the e-commerce industry. The Company is presently focusing on developing software for advertisers to target advertisements to radio listeners based on individual demographic, geographic or special interest criteria, and to report on the success of advertisement targeting campaigns.

Competition

The internet based business is intensely competitive and involves a high degree of risk. Competitors include well-capitalized companies, independent companies and other companies having financial and other resources far greater than those of the Company. Existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and greater technical and marketing resources that the Company does. Such Companies may engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees, strategic partners, advertisers and internet publishers. The Company cannot provide assurance that its competitors will not develop products or services that are equal or superior to the Company's or that achieve greater market acceptance than its content.

Results of Operations

The Company reports a net loss of Cdn $75,640 or $0.00 per share, for the three month period ended November 30, 2001. The Company had no revenues during the period other than the sale of office equipment of $4,353. There were no write-downs or write-offs during the period.

Related Party Transactions

Under Management and Services Agreements with the President of the Company the Company is charged monthly fees of $6,000, and a Director of the Company receives $4,000 per month for consulting. These amounts are currently being deferred until the Company is in a position to pay them.

Liquidity and Capital Resources

At this time, the Company has no operating revenues and has a working capital deficiency of approximately $1,398,080. The capital markets' evaluation of internet companies in general has been very negative over the past year "the dot.com effect" and accordingly the company has not able to obtain new financing as needed to maintain its internet based radio operations. The company is dependant upon related party advances and the continued support of its creditors in the short term to remain in existence. The ability of the company to continue evaluation of its e-targeting software and the exploration of its mineral property interest is dependent upon its completing a new equity financing.